UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number: 333-164885

GIBSON ENERGY ULC

1700, 440-2nd Ave S.W.

Calgary, Alberta T2P 5E9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N/A

On September 17, 2010, Gibson Energy ULC (the “Company”) and certain of its wholly-owned direct and indirect subsidiaries amended and restated that certain credit agreement, dated as of December 12, 2008, and amended as of May 26, 2009, October 2, 2009, and January 13, 2010 (as so previously amended, the “Credit Agreement”, and as amended and restated, the “Amended and Restated Credit Agreement”), among the Company, as Canadian borrower, the guarantors party thereto, the lenders party thereto, and Royal Bank of Canada, as Agent for the lenders, pursuant to which amendment and restatement (i) the Amended and Restated Credit Agreement reads in its entirety as set forth in Exhibit 10.1 attached hereto and (ii) certain guaranties and security agreements, dated as of even date with the Amended and Restated Credit Agreement, were entered into pursuant thereto.

The primary purpose of the amendment and restatement of the Credit Agreement was (i) to increase the revolving credit amount available under the Credit Agreement in the amount of U.S.$50,000,000, resulting in an aggregate available revolving credit amount under the Amended and Restated Credit Agreement of U.S.$200,000,000; (ii) to increase the letter of credit subfacility under the Credit Agreement in the amount of U.S.$25,000,000, resulting in an aggregate available amount of the letter of credit subfacility under the Amended and Restated Credit Agreement of U.S.$100,000,000, (iii) to establish a U.S. credit facility of U.S.$30,000,000 to be used for the Company’s (or its subsidiaries’) U.S. operations, which includes, among other things, a separate borrowing base supported by the assets of certain U.S. subsidiaries of the Company, (iv) to permit Royal Bank of Canada, as a lender under the Amended and Restated Credit Agreement, to front letters of credit under the letter of credit subfacility up to an amount of U.S.$50,000,000, (v) to permit PNC Bank, N.A. or its affiliates to become a lender under the Amended and Restated Credit Agreement in an amount up to U.S.$40,000,000 and to front letters of credit under the letter of credit subfacility up to any amount of U.S.$30,000,000, (vi) to permit Bank of Montreal to increase its commitment under the Amended and Restated Credit Agreement to U.S.$40,000,000, and (vii) to add the various U.S. subsidiaries of the Company as additional U.S. borrowers under the Amended and Restated Credit Agreement, in each case subject to certain limitations set forth in the Amended and Restated Credit Agreement.

In addition, pursuant to the Amended and Restated Credit Agreement, the Company will be required to maintain, following any period of 3 consecutive days in which availability under the Amended and Restated Credit Agreement is less than an amount equal to 15% of the commitments by the lenders under the Amended and Restated Credit Agreement, a “Fixed Charge Coverage Ratio” of not less than 1.10:1.

The interest rates set forth in the pricing grid in the Credit Agreement will be unchanged, except that the threshold amounts of average excess availability relating to each pricing level shall be amended as set forth below (and as set forth in the definition of “Applicable Margin” in the Amended and Restated Credit Agreement):

			Applicable Margin
Pricing Level	Average Excess Availability	Canadian Prime Rate Revolving Loans, ABR Revolving Loans and U.S. Prime Rate Revolving Loans	BA Equivalent Revolving Loans, LIBOR Revolving Loans and Letter of Credit Fees	Commitment Fee (at all times when the sum of Aggregate Revolver Outstandings is less than 50% of the Maximum Revolver Amount)	Commitment Fee (at all times when the sum of Aggregate Revolver Outstandings is greater than or equal to 50% of the Maximum Revolver Amount)
I	Greater than or equal to U.S.$125,000,000	1.25%	2.75%	0.75	0.50%
II	Less than U.S.$125,000,000 and greater than or equal to U.S.$100,000,000	1.50%	3.00%	0.75	0.50%
III	Less than U.S.$100,000,000 and greater than or equal to U.S.$75,000,000	1.75%	3.25%	0.75	0.50%
IV	Less than U.S.$75,000,000	2.00%	3.50%	0.75%	0.50%

The foregoing does not constitute a complete summary of the terms of the Amended and Restated Credit Agreement, which is attached hereto as Exhibit 10.1.  The description of the terms of the Amended and Restated Credit Agreement is qualified in its entirety by reference to such exhibit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIBSON ENERGY ULC

By:	/s/ A. Stewart Hanlon
Name:	A. Stewart Hanlon
Title:	President and Chief Executive Officer

Date: September 23, 2010

Exhibit Index

Exhibit No.	Description

10.1

Amended and Restated Credit Agreement, dated as of September 17, 2010, among Gibson Energy ULC, as Canadian Borrower, the U.S. Borrowers party thereto, the Guarantors party thereto, the Lenders party thereto and Royal Bank of Canada as Administrative Agent for the lenders.